(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ANSELL LIMITED

Full Name of Registrant

PACIFIC DUNLOP LIMITED

Former Name if Applicable

LEVEL 3, 678 VICTORIA STREET

Address of Principal Executive Office (Street and Number)

RICHMOND VICTORIA 3121 AUSTRALIA

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ansell Limited is a Foreign Private Issuer that lodges an Annual Report on Form 20-F with the Securities and Exchange Commission (SEC). That filing is due to be lodged by 30 December 2005. Ansell’s auditor, KPMG, has informed Ansell that the lodgement date will not be achieved, but that the lodgement will be achieved by the end of the permitted fifteen day extension period specified in Rule 12b-25(b).

At 30 June 2005, Ansell has significant unbooked tax losses in the group for which no Deferred Tax Asset has been recognised and accordingly, no adjustment was recognised in the AGAAP to USGAAP reconciliation in the draft Form 20-F for the year ended 30 June 2005. Consistent with its Form 20-F for the year end 30 June 2004, management maintain that based on the relative lack of historic evidence and other uncertainties around future results, it is less likely than not, that these losses will be recouped and accordingly have not recognised a Deferred Tax Asset.

This position had been accepted by KPMG Melbourne, however in its internal review, KPMG’s US Capital Markets group formed the view that because of recent improvement in profitability there is not currently sufficient documented negative evidence to support this assumption and accordingly management have been requested to prepare a detailed analysis to support their assumption.

Because of the late notification of this request and the difficult logistics involved in collating and completing this analysis, management are not certain that, without unreasonable effort and expense, they will be able to make the information available to KPMG for review in time to enable the prescribed filing date to be met.

To ensure that the analysis is completed appropriately it is felt prudent to submit a Form 12b-25 notification of late filing to the SEC advising that Ansell’s 20-F will not be filed by the prescribed date 30 December 2005, but will be filed within the allowed grace period on or before the fifteenth calendar day following the prescribed due date.

(Attach Extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

RUSTOM JILLA	(732)	345-5359
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ansell cannot reasonably estimate the amount of the change in results of operations from the corresponding period for the last fiscal year until the determination process described above re Australian GAAP/US GAAP reconciliation related to SPT has been completed.

                                    ANSELL LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	DECEMBER 23, 2005	By	/s/ Rustom Jilla
Rustom Jilla
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

[LOGO OF KPMG APPEARS HERE]	Audit & Risk Advisory Services	ABN: 51 194 660 183
	161 Collins Street	Telephone: +61 3 9288 5555
	Melbourne Vic 3000	Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
	GPO Box 2291U	www.kpmg.com.au
Melbourne Vic 3001
Australia

The Audit Committee	Our ref Ansell05-Form20-FLtr
Ansell Limited
Level 3
678 Victoria Street
Richmond Vic 3121

22 December 2005

Dear Sirs

Form 12b-25 - Notification of late filing by Ansell Limited of its annual report on Form 20-F

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of Part III of Form 12b-25.

We are the Independent Registered Public Accounting Firm appointed in respect of the audit of the financial statements of Ansell Limited (the Registrant), a Foreign Private Issuer incorporated in Australia.

The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Annual Report on Form 20-F for the year ended 30 June 2005 by the due date, but advises that it will be filed on or before the fifteenth calendar day following the prescribed due date, 30 December 2005.

We have read the Company’s statement contained in part III of Form 12b-25 and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s USGAAP reconciliation for the year ended 30 June 2005 included in its Form 20-F.

/s/ KPMG

KPMG Melbourne